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EXHIBIT 12.1

ALLIANCE IMAGING, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLAR AMOUNT IN THOUSANDS)
(UNAUDITED)

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
CALCULATION OF FIXED CHARGES
Interest expense, net (1)	$47,705	$43,589	$44,502	$34,203	$41,078	$30,835	$30,415
Add back interest income	350	201	215	608	697	475	1,177

Interest expense	48,055	43,790	44,717	34,811	41,775	31,310	31,592
Total rental expense	12,257	8,852	8,722	9,518	9,744	7,294	5,938
Multiplied by 25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%

Estimated interest on rental expense	3,064	2,213	2,181	2,380	2,436	1,824	1,485

TOTAL FIXED CHARGES	$51,119	$46,003	$46,898	$37,191	$44,211	$33,134	$33,077

CALCULATION OF EARNINGS
Income (loss) before taxes and extraordinary items	$61,434	$(33,290)	$(7,719)	$36,587	$30,664	$24,907	$24,595
Add: Minority interest expense (income)	2,008	1,686	2,373	1,718	2,075	1,586	1,315
Add: Fixed charges	51,119	46,003	46,898	37,191	44,211	33,134	33,077
Add: Amortization of capitalized interest	—	—	—	—	—	—	—
Add: Distributions from equity investees less income from equity investments	(549)	(104)	(1,359)	(478)	728	134	155
Add: Pre-tax losses of equity investees for which charges arising from guarantees are included	—	—	—	—	—	—	—
Less: Interest capitalized	—	—	—	—	—	—	—
Less: Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—
Less: Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—

TOTAL EARNINGS	$114,012	$14,295	$40,193	$75,018	$77,678	$59,761	$59,142

RATIO OF EARNINGS TO FIXED CHARGES	2.230	—	—	2.017	1.757	1.804	1.788

DOLLAR AMOUNT OF DEFICIENCY	$—	$(31,708)	$(6,705)	$—	$—	$—	$—

(1)
Net interest expense includes amortization of deferred financing costs, adjustment of swaps to fair value and interest income.

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  EXHIBIT 12.1
ALLIANCE IMAGING, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLAR AMOUNT IN THOUSANDS) (UNAUDITED)